Exhibit 99.1

KANDAL M VENTURE LIMITED
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: FMFC)

NOTICE OF EXTRAORDINARY GENERAL MEETING to be held on July 9, 2026
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Kandal M Venture Limited (the “Company”) will be held at 9:00 am on July 9, 2026 (Eastern time and date) at Room 1501, 15/F Pacific Trade Centre, 2 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong (the “Meeting Location”) where shareholders may attend the EGM in person or by proxy physically at the Meeting Location or electronically. Shareholders can register in advance for attendance of the meeting electronically at: https://meeting.vstocktransfer.com/KANDALMVENTUREJULY26. The proxy statement includes instructions on how to access the EGM electronically and how to listen, speak, participate and vote from home or any remote location with internet connectivity.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolution as an ordinary resolution:-

“THAT with effect from such date and time to be determined by the board of directors of the Company (the “Effective Date”) provided that such date shall not be later than September 30, 2026:

(a)     every sixteen (16) issued and unissued shares (namely, both class A ordinary shares of par value US$0.00001 each and class B ordinary shares of par value US$0.00001 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.00016 each (the “Share Consolidation”) so that the authorized share capital of the Company shall be changed from US$50,000 consisting of 5,000,000,000 shares of par value US$0.00001 each comprised of 4,975,000,000 class A ordinary shares of par value US$0.00001 each and 25,000,000 class B ordinary shares of par value US$0.00001 each to US$50,000 consisting of 312,500,000 shares of par value US$0.00016 each comprised of 310,937,500 class A ordinary shares of par value US$0.00016 each and 1,562,500 class B ordinary shares of par value US$0.00016 each;

(b)    the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date of the Share Consolidation failing which this resolution shall not take any effect;

(c)     each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d)     the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The board of directors of the Company has fixed the close of business on June 5, 2026 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment or postponement thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment or postponement thereof. Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

By Order of the Board of Directors,
Kandal M Venture Limited
/s/ Duncan Miao
Duncan Miao
Chairman of the Board and Director

June 16, 2026

IMPORTANT

Whether or not you expect to attend the Extraordinary General Meeting, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote by marking your proxy card.

KANDAL M VENTURE LIMITED

PROXY STATEMENT
for
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on July 9, 2026, at 9:00 a.m. E.T. (or any adjournment or postponement thereof) at
Room 1501, 15/F Pacific Trade Centre, 2 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong
(the “Meeting Location”)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Kandal M Venture Limited (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders on July 9, 2026, at 9:00 a.m. E.T. and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM”) of Shareholders. The board of directors of the Company has determined to convene and conduct the EGM in a hybrid form where shareholders may attend the EGM physically at the Meeting Location or electronically at: https://meeting.vstocktransfer.com/KANDALMVENTUREJULY26. This proxy statement includes instructions on how to access the EGM electronically and how to listen, speak, participate and vote from home or any remote location with Internet connectivity. Any shareholder giving a proxy has the power to revoke it at any time before it is voted or by attending the EGM in person physically or electronically. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or given to the Company’s shareholders is on or about June 16, 2026.

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our Extraordinary General Meeting, this Proxy Statement and a proxy card to Shareholders.

Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person physically or electronically at the Extraordinary General Meeting. If you hold your shares in street name and wish to vote your shares at the Extraordinary General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a legal proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following is information regarding the proxy material, Extraordinary General Meeting and voting is presented in a question and answer format.

Q.     What is the purpose of this document?

A.     This document serves as the Company’s proxy statement, including a notice of the Extraordinary General Meeting (the “Extraordinary General Meeting”) of Shareholders (the “Meeting Notice”), which is being provided to Company shareholders of record at the close of business on June 5, 2026 (the “Record Date”) because the Company’s Board of Directors is convening the Extraordinary General Meeting and soliciting shareholders’ proxies to vote at the Extraordinary General Meeting on the item of business outlined in the Meeting Notice.

Q.     Why am I receiving these materials?

A.     We have sent you this proxy statement, including the Meeting Notice and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Extraordinary General Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Extraordinary General Meeting to vote on the proposal(s) described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about June 16, 2026 to all shareholders entitled to vote at the Extraordinary General Meeting.

Q.     Who may vote and how many votes my I cast?

A.     Only shareholders of record on the Record Date, June 5, 2026, will are entitled to attend and vote at the EGM or at any adjournment thereof. As of Record Date, there were 15,300,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares outstanding and entitled to vote. Each Class A Ordinary Share is entitled to one vote on each matter and each Class B Ordinary Share is entitled to 20 votes on each matter. There are no preferred shares issued and outstanding.

Q.     How do I vote?

A.     You may vote “For” or “Against” the proposal(s), or “Abstain” from voting on such proposal(s). The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record and hold your shares through our Transfer Agent, VStock Transfer, LLC, you may attend and vote in person physically or electronically at the Extraordinary General Meeting or appoint a proxy to attend by using the enclosed proxy card and following the link under the “Resources” button on your screen during the EGM.

•        to vote online, please follow the instructions on the proxy card provided to you and use the control number on the proxy card as stated; or

•        to vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. (Eastern Time) on the day before the Extraordinary General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The proposal(s) are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matters. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Extraordinary General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Extraordinary General Meeting.

You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid legal proxy from your broker, bank, custodian or other nominee holder and send that document, along with a completed voting form indicating your vote, to vote@vstocktransfer.com prior to the Meeting taking place.

Q.     What if I change my mind after I vote via proxy?

A.     If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•        mailing a later dated proxy prior to the Extraordinary General Meeting;

•        voting in person physically or electronically at the Extraordinary General Meeting by following the instructions on the proxy card provided to you and using the control number on the proxy card as stated; or

•        providing written notice of revocation to the Chairman of the Board of Directors of the Company at: Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.     What does it mean if I receive more than one proxy card or voting instruction form?

A.     It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.     How many shares must be present to hold a valid meeting?

A.     For us to hold a valid Extraordinary General Meeting, we must have a quorum of two or more persons present in person and representing in person or by proxy in excess of 50% of the total voting rights in the Company throughout the meeting provided that if the Company shall at any time have only one Shareholder, one Shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time. Your shares will be counted as present at the Extraordinary General Meeting if you:

•        properly submit a proxy card (even if you do not provide voting instructions) and appoint a proxy to attend; or

•        attend the Meeting in person physically or electronically.

On June 5, 2026, the Record Date, there were 15,300,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares outstanding. At least two shareholders holding in excess of 50% of the total voting rights (i.e. at least 5,433,334 votes) need to be present or by proxy at the Extraordinary General Meeting in order to hold the meeting and conduct business.

Q.     How many votes are required to approve an item of business?

Assuming a quorum as referenced above is reached, the Proposal will be approved if passed by a simple majority of votes cast by the shareholders being entitled to do so, voting in person or by proxy physically or electronically at the Extraordinary General Meeting. Only shares that are voted are taken into account in determining the proportion of votes cast for or against the proposal(s). Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Q.     Who pays the cost for soliciting proxies?

A.     We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.     Where can I find additional information about the Company?

A.     Our reports on 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at www.kandalmv.com. The mailing address and the location of the principal executive office of the Company is Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia.

Proposal

TO APPROVE A SHARE CONSOLIDATION

To consider and approve by an ordinary resolution that with effect from such date and time to be determined by the board of directors of the Company (the “Effective Date”) provided that such date shall not be later than September 30, 2026:

(a)     every sixteen (16) issued and unissued shares (namely, both class A ordinary shares of par value US$0.00001 each and class B ordinary shares of par value US$0.00001 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.00016 each (the “Share Consolidation”) so that the authorized share capital of the Company shall be changed from US$50,000 consisting of 5,000,000,000 shares of par value US$0.00001 each comprised of 4,975,000,000 class A ordinary shares of par value US$0.00001 each and 25,000,000 class B ordinary shares of par value US$0.00001 each to US$50,000 consisting of 312,500,000 shares of par value US$0.00016 each comprised of 310,937,500 class A ordinary shares of par value US$0.00016 each and 1,562,500 class B ordinary shares of par value US$0.00016 each;

(b)    the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date of the Share Consolidation failing which this resolution shall not take any effect;

(c)     each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d)    the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

Purpose and Background of the Share Consolidation

Based on the closing bid price of the Company for the period from November 6, 2025 to December 19, 2025, the Company is currently non-compliant with Nasdaq Continued Listing Rule (the “Rules”) 5550(a)(2) (the “Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. Nasdaq has provided the Company with an 180 calendar days compliance period, or until June 22, 2026, in which to regain compliance with Nasdaq continued listing requirement. The Company has applied to Nasdaq for 180-day extension of the compliance period and is awaiting approval from Nasdaq as at the date of this notice.

The Board of Directors believes this Share Consolidation will increase the per share price of our Class A Ordinary Shares and enable us to regain compliance with the Price Rule.

Potential Affected Investor Interest

In raising this proposal, the Board of Directors considered that the Company’s Class A Ordinary Shares may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks.

By approving this proposal, shareholders will approve the Company to effect a Share Consolidation which it deems in the best interests of the Company and its shareholders.

Principal Effects of the Share Consolidation

If implemented, the Share Consolidation will be effected simultaneously for all shares of the Company (both issued and unissued). The Share Consolidation will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, except to the extent that in the case where the Share Consolidation would otherwise result in any of our shareholders owning a fractional share, the fractional number of shares held by such shareholders will, to the extent permissible under applicable laws and subject to payment therefor at or above par value, be rounded up to the next whole number. After the Share Consolidation, our Ordinary Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our Ordinary Shares now authorized. Fractional Ordinary Shares issued pursuant to the Share Consolidation will remain fully paid and non-assessable. The Share Consolidation will not affect the Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The Share Consolidation is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The Share Consolidation may result in some shareholders owning “odd-lots” of less than 100 shares of our Ordinary Shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 shares.

Following the effectiveness of such Share Consolidation approved by the shareholders, current shareholders will hold fewer shares of Ordinary Shares, but the rights and ownership percentages will remain the same.

IF THIS PROPOSAL IS NOT APPROVED, WE MAY BE UNABLE TO COMPLY WITH THE MINIMUM TRADING PRICE REQUIREMENT FOR CONTINUED LISTING OF OUR CLASS A ORDINARY SHARES ON THE NASDAQ CAPITAL MARKET, WHICH COULD ADVERSELY AFFECT THE LIQUIDITY AND MARKETABILITY OF OUR CLASS A ORDINARY SHARES.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation other than for the purpose of rounding up the number of consolidated Ordinary Shares to a whole number where permissible to do so.

Risks Associated with the Share Consolidation

Consolidation, if any, upon the market price for our Class A Ordinary Shares cannot be accurately predicted. In particular, we cannot assure you that prices for shares of our Class A Ordinary Shares after the Share Consolidation will be the number of times equals exactly to the ratio multiplied by the prices for shares of our Class A Ordinary Shares immediately prior to the Share Consolidation. Furthermore, even if the market price of our Class A Ordinary Shares does rise following the Share Consolidation, we cannot assure you that the market price of our Class A Ordinary Shares immediately after the proposed Share Consolidation will be maintained for any period of time. Even if an increased per-share price can be maintained, the Share Consolidation may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Share Consolidation negatively, we cannot assure you that the Share Consolidation will not adversely impact the market price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the Share Consolidation or the number of shares outstanding. If the Share Consolidation is effected and the market price of our Class A Ordinary Shares declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Share Consolidation. The total market capitalization of our Class A Ordinary Shares after implementation of the Share Consolidation, when and if implemented, may also be lower than the total market capitalization before the Share Consolidation. Furthermore, the liquidity of our Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation.

While we believe that the Share Consolidation will be sufficient to maintain our listing on The Nasdaq Stock Market, it is possible that, even if the Share Consolidation results in a closing price for our Class A Ordinary Shares that exceeds $1.00 per share, we may not be able to continue to satisfy other criteria for continued listing of our Class A Ordinary Shares on The Nasdaq Stock Market. Although we believe that we will continue satisfying all of the other continued listing criteria, we cannot assure you that this will be the case.

Vote Required to Approve the Proposal

The Proposal will be passed only if approved by a simple majority of the votes cast by shareholders being entitled to do so, voting in person or by proxy physically or electronically at the Extraordinary General Meeting assuming a quorum is present.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO APPROVE THE SHARE CONSOLIDATION

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1 (212) 828-8436.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at +1 (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,
/s/ Duncan Miao
Duncan Miao
Chairman of the Board and Director

Date: June 16, 2026